

10030765

Securities and Exchange Commission
RECEIVED
MAY 11 2010
Branch of Registrations and Examinations

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 27480

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 2009 (MM/DD/YY) AND ENDING June 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMITH, MOORE & CO

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7777 Bonhomme Ave., Suite 2400
(No. and Street)

Clayton	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stewart J. Deutsch, Jr. 314-727-5225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace LLC
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd.	St. Louis	MO	63132
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stewart J. Deutsch, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith Moore & Co., as of June 30, 20 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMENDED

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SMITH MOORE + CO
7777 BONHOMME AVE SUITE 2400
CLAYTON MO 63105

FINRA CRD 3441 6/09

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

SEC Mail Processing Section
APR 21 2010
Washington, DC
110

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ ~~3467~~ 3153

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

1/6/09
Date Paid

C. Assessment balance due ~~3317~~ 3003

D. Interest computed on late payment (see instruction E) for______days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $ ~~3317~~ 3003

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 3317

314 OVERPAYMENT

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Smith, Moore & Co
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 31 day of August, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 6/30, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 1 919 962
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	~~7390~~ -0-
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	~~7390~~ -0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	537 497 ~~499 648~~
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	12 542
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	10 523
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	80 549
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1087	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 17 811	
Enter the greater of line (i) or (ii)	17 811
Total deductions	658 122 540 524
2d. SIPC Net Operating Revenues	1261 040 $ 1 386 828
2e. General Assessment @ .0025	3153 $ 3467

(to page 1 but not less than $150 minimum)

SMITH, MOORE & CO.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

JUNE 30, 2009

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

Independent Accountants' Report on Applying Agreed-Upon Procedures

Board of Directors
Smith, Moore & Co.
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2009, which were agreed to by management and the Board of Directors of Smith, Moore & Co. (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Smith, Moore & Co.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Smith, Moore & Co.'s management and Board of Directors are responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described in the following schedule either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on the matters described in the accompanying schedule. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors and management of Smith, Moore & Co. and the applicable regulatory bodies and is not intended to be, and should not be, used by anyone other than these specified parties.

Brown Smith Wallace, LLC

April 20, 2010

SMITH, MOORE & CO.

Schedule of Procedures and Findings

June 30, 2009

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries from copies of the checks paid and bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2009, as applicable, with the amounts reported in Form SIPC-7T (as amended) for the year ended June 30, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T (as amended) with supporting schedules and working papers such as the quarterly FOCUS reports, daily and monthly BETA commission and inventory reports, general ledger detail, monthly bank statements and deposit detail, Mesirow and Merrill Lynch monthly fee invoices and related detail, and monthly DB Advisors earning statements, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T (as amended) and in the related schedules and working papers such as the quarterly FOCUS reports, daily and monthly BETA commission and inventory reports, general ledger detail, monthly bank statements and deposit detail, Mesirow and Merrill Lynch monthly fee invoices and related detail, and monthly DB Advisors earning statements, noting no differences.

1050 N. LINDBERGH BLVD.   ST. LOUIS, MO 63132
PH 314.983.1200   FX 314.983.1300

1551 WALL ST., STE. 280   ST. CHARLES, MO 63303
PH 636.255.3000   FX 636.947.6128

1000 BROADWAY, STE. 300   HIGHLAND, IL 62249
PH 618.654.3100   FX 618.654.4624

TOLL FREE 888.279.2792

WWW.BSWLLC.COM


BROWN
SMITH
WALLACE
A MEASURABLE DIFFERENCE™